UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-42931

Grupo Aeroméxico, S.A.B. de C.V.

(Name of registrant)

Aeromexico Group

(Translation of registrant’s name into English)

Avenida Paseo de la Reforma 243, 25th Floor

Col. Cuauhtémoc, Cuauhtémoc 06500

Mexico City, Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On July 13, 2026, Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) issued a press release titled “Aeroméxico Reports Unaudited Second Quarter 2026 Results.” A copy of this press release is furnished with this Form 6-K as Exhibit 99.1.

The Company has previously issued press releases containing April 2026 traffic results, May 2026 traffic results and June 2026 traffic results. Copies of these press releases are furnished with this Form 6-K as exhibits 99.2, 99.3 and 99.4, respectively.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated July 13, 2026, titled “Aeroméxico Reports Unaudited Second Quarter 2026 Results.”

99.2	Press Release dated May 7, 2026, titled “Aeroméxico April 2026 Traffic Results.”

99.3	Press Release dated June 4, 2026, titled “Aeroméxico May 2026 Traffic Results.”

99.4	Press Release dated July 2, 2026, titled “Aeroméxico June 2026 Traffic Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroméxico, S.A.B. de C.V.

Date: July 13, 2026	By:	/s/ Ernesto Gómez Pombo
	Name:	Ernesto Gómez Pombo
	Title:	General Counsel